UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: May 31, 2018

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orgenesis Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20271 Goldenrod Lane
Address of Principal Executive Office (Street and Number)

Germantown, MD, 20877
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orgenesis Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarter ended May 31, 2018 (the "Quarterly Report") within the prescribed time period because of technical Edgarization issues. The Quarterly Report was completed and ready to be filed with the Commission prior to the 5:30 p.m. ET deadline for acceptance of filings on July 16, 2018, the due date for the filing, and the Company gave its Edgar filer service instructions to transmit the Quarterly Report on the EDGAR system prior to such deadline. In spite of the Company's best efforts to submit the Quarterly Report with the Securities and Exchange Commission on a timely basis, the filing server was unable to do so prior to the 5:30 p.m. ET deadline for filing due to technical Edgarization issues relating to last minute changes to the Quarterly Report and, accordingly, the Quarterly Report was accepted by the Commission after the filing deadline of 5:30 pm ET. In light of the foregoing, the Company is submitting this Form 12b-25 to ensure that it remains timely in its periodic filings under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Neil Reithinger	Chief Financial Officer	(480) 659-6404
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six months ended May 31, 2018, the Company's consolidated revenues increased to approximately $2.8 million from approximately $1.2 million for the same period a year ago. The Company's consolidated comprehensive net loss for the six months ended May 31, 2018 was approximately $8.6 million, as compared to a comprehensive net loss of approximately $7.6 million for the same period last year.

Orgenesis Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 17, 2018	By:	/s/ Neil Reithinger
Neil Reithinger
	Title:	Chief Financial Officer